Dodie Kent
                                    Vice President and Associate General Counsel
                                            AXA Equitable Life Insurance Company
                                                     1290 Avenue of the Americas
                                                              New York, NY 10104
                                                                  (212) 314-3970



                                                August 6, 2010



Sonny Oh, Esquire
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:      AXA Equitable Life Insurance Company:
         Separate Account No. 49 of AXA Equitable Life Insurance Co. Protected Capital Strategies
         Initial Registration Statement filed on Form N-4
         File Nos. 811-07659 and 333-165395, and
         Initial Registration Statement filed on Form S-3
         File No. 333-165396

Dear Mr. Oh,

On behalf of AXA Equitable Life Insurance Company ("AXA Equitable" or the "Company"), we respond below to an important issue raised in your letter dated July 30, 2010, which provided a second set of comments of the SEC staff on the above-referenced registration statements. In particular, the staff raised -- for the first time -- a concern with the use of the word "Protected" in the names "Protected Investment Option" and "Protected Capital Strategies." Although these terms were prominently used in the prospectus filed in the initial registration statements, the staff did not raise any comments or concerns in the staff's initial comprehensive comment letter dated June 4, 2010.

Due to the late date of the staff's comments, and the potential significant impact on the related state filing process, we would like to resolve the staff's concerns expeditiously. Therefore, we respond below to the comment related to the word "Protected" (Comment 1.d.), as well as a related comment on the status of state filings (Comment 1.c.). The Company will file a subsequent response letter addressing the remaining comments in the July 30, 2010 letter in the near future.

COMMENT 1.C.

Please clarify supplementally in what states the registrant has filed to offer the product and what the status of those filings is.

RESPONSE 1.C.

The Company has filed the contract in 52 states, and the filing has been approved in 33 states. Attached is a chart detailing the approval status in all the states where filed. See Attachment A.



COMMENT 1.D.

The staff is concerned with the use of the word "Protected" in the name "Protected Investment Option" and "Protected Capital Strategies." The staff believes that the terms could mislead investors in an insurance product as to the risks that the products entail. Please either revise the name used to describe the option and the contract or clarify supplementally why you believe the phrase would not mislead investors.

RESPONSE 1.D.

The Company strongly believes that the word "Protected" in the names "Protected Investment Option" and "Protected Capital Strategies" is not misleading.

Our understanding is that the staff's concern about the use of the word "Protected" is due to the fact that the contract does not provide a guarantee that the contract owner will receive a return of all or, substantially all, of his or her investment. As discussed below, the word "Protected" is a generic term that does not imply any specific degree of protection; nor does it imply a guaranteed return of principal. Also, as discussed below, the prospectus prominently discloses in several areas the extent of the protection offered, and the fact that there is a risk of loss of principal.

The word "protect" generally means to "guard" or "cushion" against a "loss" (see e.g., Random House Webster's Unabridged Dictionary (2d ed. 2001)). The degree to which there is a "cushion" against a "loss" cannot be inferred from the word "protect" alone. Thus, the word "protect" does not itself connote a guarantee.

The Protected Investment Option offers a Segment Buffer, which protects an investor holding a Segment until maturity against the first 10%-30% of negative performance of the relevant index (with the specific percentage selected by the contract owner). Disclosure throughout the prospectus makes very clear that the term "protect" does not mean that the Segment Buffer guarantees that the investor could not lose principal. In fact, clear bolded language on the cover page of the prospectus states that there is no such guarantee in this product. The disclosure states:

         THERE IS RISK OF SUBSTANTIAL LOSS OF YOUR PRINCIPAL BECAUSE YOU AGREE TO ABSORB ALL LOSSES TO THE EXTENT THEY EXCEED THE PROTECTION PROVIDED BY THE PROTECTED INVESTMENT OPTION. IF YOU WOULD LIKE A GUARANTEE OF PRINCIPAL, WE OFFER OTHER PRODUCTS THROUGH OUR GENERAL ACCOUNT THAT PROVIDE SUCH GUARANTEES.

It is also worth noting that that the prospectus does not link the term "Protected" to any word that would suggest some type of guarantee or full return of contribution, such as "Principal." Further, following the name of the product on the cover page is the qualifier, "a variable and index-linked deferred annuity contract". This qualifier informs the potential investor that there could be variations in the value of the contract and that there is no promise of a guaranteed return. We expect that this disclosure will become even more clear and prominent as we work through the comments in the staff's July 30, 2010 comment letter.

Also, we ask that you consider the fact that unlike non-insurance company registrants, the Company is subject to very stringent solvency requirements of state insurance regulators. The Company is required to set aside reserves and maintain capital requirements to support its obligations in the prospectus and the contract. Thus, given the robust disclosure regarding the limits of the protection offered in the product, and the fact that the Company has set aside reserves and maintains capital requirements to meet its obligation to provide the protection offered in the prospectus, we believe that the words "Protected" in "Protected Capital Strategies" and "Protected Investment Option" are not misleading.

Significantly, other regulators charged with preventing the misleading description of our products have reviewed and approved the contract form and advertising materials for this product. The 33 states insurance regulators who have approved the product obviously agree that the words "Protected Capital Strategies" and "Protected Investment Option" are not misleading. Also, FINRA has approved marketing materials containing the words "Protected Capital Strategies" and "Protected Investment Option." Neither the state insurance regulators nor FINRA have raised an objection to the use of the word "Protected".

Thus, in view of the foregoing, we believe that the use of the words "Protected Capital Strategies and "Protected Investment Option" is not misleading.


Please contact me at (212) 314-3970 or Chris Palmer at (202) 346-4253 if you have any questions or comments on this response. We look forward to resolving any remaining concern promptly.


                                  Yours truly,



                                   Dodie Kent

Attachment
cc:  Chris Palmer, Esq.

Attachment A:

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      JURISDICTION                FILING STATUS
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Alabama                              Approved
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Alaska                               Approved
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Arizona                        Filing Not Required
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Arkansas                             Approved
--------------------------------------------------------
California                       Approval Pending
--------------------------------------------------------
Colorado                       Filing Not Required
--------------------------------------------------------
Connecticut                          Approved
--------------------------------------------------------
Delaware                         Approval Pending
--------------------------------------------------------
District of Columbia                 Approved
--------------------------------------------------------
Florida                              Approved
--------------------------------------------------------
Georgia                              Approved
--------------------------------------------------------
Hawaii                           Approval Pending
--------------------------------------------------------
Idaho                                Approved
--------------------------------------------------------
Illinois                         Approval Pending
--------------------------------------------------------
Indiana                              Approved
--------------------------------------------------------
Iowa                                 Approved
--------------------------------------------------------
Kansas                               Approved
--------------------------------------------------------
Kentucky                             Approved
--------------------------------------------------------
Louisiana                            Approved
--------------------------------------------------------
Maine                                Approved
--------------------------------------------------------
Maryland                             Approved
--------------------------------------------------------
Massachusetts                        Approved
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Michigan                         Approval Pending
--------------------------------------------------------
Minnesota                            Approved
--------------------------------------------------------
Mississippi                          Approved
--------------------------------------------------------
Missouri                         Approval Pending
--------------------------------------------------------
Montana                          Approval Pending
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Nebraska                             Approved
--------------------------------------------------------
Nevada                               Approved
--------------------------------------------------------
New Hampshire                    Approval Pending
--------------------------------------------------------
New Jersey                       Approval Pending
--------------------------------------------------------
New Mexico                       Approval Pending
--------------------------------------------------------
New York                         Approval Pending
--------------------------------------------------------
North Carolina                       Approved
--------------------------------------------------------
North Dakota                         Approved
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Ohio                                 Approved
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Oklahoma                             Approved
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Oregon                           Approval Pending
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Pennsylvania                     Approval Pending
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Puerto Rico*                     Approval Pending
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Rhode Island                         Approved
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South Carolina                       Approved
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South Dakota                         Approved
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Tennessee                            Approved
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Texas                            Approval Pending
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Utah                                 Approved
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Vermont                          Approval Pending
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Virginia                         Approval Pending
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Washington                           Approved
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West Virginia                        Approved
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Wisconsin                            Approved
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Wyoming                              Approved
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